October 8, 2010

FILED AS EDGAR CORRESPONDENCE

Richard Pfordte, Branch Chief
Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PFM Funds (the "Fund")
Post-Effective Amendment No. 43 to Registration Statement of Form N-1A
(File Nos.: 33-10754 and 811-04933)

Dear Mr. Pfordte and Ms. Browning:

Set forth below are the Fund's responses to comments received from the Staff of the Securities and Exchange Commission (the "Staff") in a telephone conversation on September 22, 2010 relating to the Fund's Post-Effective Amendment No. 43 to Registration Statement of Form N-1A, filed on July 30, 2010 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Registration Statement").  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

1.	Comment: Please revise the disclosure under "Fees and Expenses" in the summary section of each class's prospectus to make the disclosure consistent with the requirements of Form N-1A.

Response:  The "Fees and Expenses" section of each prospectus has been revised to: (i) delete the second sentence of the first paragraph; and (ii) add the heading "Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)" to the fee table.

2.	Comment: Please revise the disclosure under "Expense Example" in the summary section of each class's prospectus to make the disclosure consistent with the requirements of Form N-1A.

Response:  The following revisions have been made to each prospectus: (i) the reference to "It" in the second sentence in the paragraph under "Expense Example" has been replaced by "The example" and (ii) the entire paragraph following the expense example numbers has been deleted.

3.	Comment: Please confirm whether the Fund invests in unrated securities or second-tier securities.

Response: The Fund confirms that it does not invest in unrated securities or second-tier securities.

4.	Comment: Please revise the disclosure in each class's prospectus under "Annual Total Returns" to make it consistent with the requirements of Form N-1A.

Richard Pfordte
Kimberly Browning
October 8, 2010

Response:  The paragraph under "Annual Total Returns" in each class's prospectus has been revised as requested.

5.	Comment: Please confirm whether updated performance information is available on a website, and if so, please provide the website address.

Response: The Fund confirms that it does not provide performance information on a website.

6.	Comment: Please replace the heading "Investment Advisory Arrangements" with "Management" and please add a sub-heading for "Investment Adviser"

Response: The requested changes have been made.

7.	Comment: Please revise the section under "Purchase and Sale of Fund Shares" in each prospectus to make the disclosure consistent with the requirements of Form N-1A.

Response: The section under "Purchase and Sale of Fund Shares" has been revised as requested.

8.	Comment: Please revise the section under "Tax Information" to make it consistent with the requirements of Form N-1A.

Response: This section has been revised to state that "Dividends of net investment income and distributions of net realized capital gains by Prime Series are generally taxable to shareholders (except tax-exempt shareholders)."

9.
Comment: With respect to the Independent School and Colleges Class, please revise the footnote in the fee table regarding the expense limitation agreement to reflect that the Adviser "will" waive a portion of fees, to state that the expense limitation agreement is "contractual",  to state that only the Board may terminate the agreement and to note any items that are excluded from the expense limitation.  Please also note that these excluded expenses will increase the overall expense ratio.

Response: The requested changes have been made.

10.	Comment: Please confirm whether the expense limitation agreement is subject to any possible recoupment of waived or paid expenses by the Adviser.

Response: The Fund confirms that, with respect to Independent Schools and Colleges Class, the expense limitation agreement does not contemplate recoupment of any fees or expenses waived or paid by the Adviser.

11.	Comment: Please confirm whether the expense limitation agreement was filed as an exhibit to the Registration Statement.

Response: The Fund confirms that the expense limitation agreement was filed as Exhibit 23(h)(xii) to Post-Effective Amendment No. 43 of the Registration Statement.

12.	Comment: Please confirm whether Government Series has an 80% investment policy in connection with the use of the word "government" in its name.

Richard Pfordte
Kimberly Browning
October 8, 2010

Response: The Government Series invests solely in obligations of the United States Government, its agencies and instrumentalities (“U.S. Government Obligations”); obligations issued by entities with liquidity support from the U.S. Government, or its agencies or instrumentalities; repurchase agreements secured by U.S. Government Obligations and money market mutual funds that invest exclusively in U.S. Government Obligations and such repurchase agreements.  Therefore, the name of Government Series meets the requirements of Rule 35d-1 under the Investment Company Act of 1940.  As required by the rule, the Fund confirms that it will provide shareholders of Government Series at least 60 days' notice of any change in this policy.

13.	Comment: Please add the word "Principal" to the heading "Investment Objectives and Policies" on page 13.

Response: The requested change has been made.

14.	Comment: In the paragraph titled "Obligations of the United States Government," please state specifically which agencies and instrumentalities the Fund invests in.

Response: The paragraph has been revised to disclose the obligations of agencies and instrumentalities of the U.S. Government that the Fund holds as of the date of the Prospectus.

15.
Comment: Please revise the last sentence of the paragraph titled "Obligations of the United States Government," to state which obligations of agencies and instrumentalities of the U.S. Government are supported by what level of credit.

Response: The requested change has been made.

16.	Comment: Please provide more detail on the entities with liquidity support from the U.S. Government, or its agencies or instrumentalities.

Response: Additional disclosure regarding the Fund's investment in Straight-A Funding, LLC has been added.

17.	Comment: Please confirm whether the Fund enters into reverse repurchase agreements, and if so, please add disclosure to the Prospectus.

Response: The Fund confirms that it does not enter into reverse repurchase agreements.

18.	Comment: Please confirm whether monthly portfolio holdings information is posted to the Fund's website in accordance with amended Rule 2a-7, and if so, please disclose this.

Response:  The Statement of Additional Information refers to the Fund's website where monthly portfolio holdings information can be found.

19.	Comment: Please add a definition of "proper form" related to redemption requests.

Response:  The phrase "proper form" has been replaced with a reference to the redemption methods set forth later in the prospectus.

Richard Pfordte
Kimberly Browning
October 8, 2010

20.	Comment: Please complete the disclosure in response to Item 17 of Form N-1A regarding biographical information of the Trustees.

Response:  The requested changes have been made.

21.	Comment: Please add disclosure regarding the Fund's ability to meet reasonably foreseeable redemptions of shares.

Response:  The Fund has added disclosure that the Fund believes that its liquidity requirements are reasonable and  appropriate to assure that the securities in which the Fund invests are sufficiently liquid to meet reasonably foreseeable redemptions of shares.

*           *           *

In addition to the foregoing, the Fund acknowledges that:

•           The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•           The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses, together with changes made in the Proxy Statement, is fully responsive to all of the Staff’s comments.

Please call the undersigned at (212) 756-2192 with any questions or comments.

Sincerely yours,

/s/ Karen L. Spiegel